(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

September 30, 2012

(Unaudited - Expressed in Canadian Dollars)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

	Note	September 30, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents		$727,020	$12,147,321
Restricted cash		90,841	94,638
Amounts due from Exploration Partners		496,114	240,222
Taxes and other receivables		365,847	15,498
Mineral property receivable	5 (c)	1,737,692	-
Prepaid and deposits		246,432	257,488
		3,663,946	12,755,167
Non-current assets:
Marketable securities	3	18,000	27,667
Taxes and other receivables		882,037	919,315
Equipment	4	279,750	348,795
Mineral properties	5	68,825,649	59,040,786
Reclamation bonds		168,285	519,092
		70,173,721	60,855,655
Total assets		$73,837,667	$73,610,822

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$1,523,451	$1,829,704
Due to related parties	9	5,786	47,884
		1,529,237	1,877,588

Shareholders' Equity
Share capital	6	114,387,403	111,923,521
Share-based payment reserve		18,983,019	17,988,540
Accumulated other comprehensive loss		(60,866)	(51,199)
Deficit		(61,001,126)	(58,127,628)
		72,308,430	71,733,234
Total liabilities and shareholders' equity		$73,837,667	$73,610,822

Approved on behalf of the Board of Directors

“Thomas Patton” (signed)	“Anthony Walsh” (signed)
Thomas Patton	Anthony Walsh

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended September 30,		Nine months ended September 30,
		2012	2011	2012	2011
General administrative expenses
Administration and general office expense		$178,617	$184,766	$520,690	$536,539
Consulting		59,593	128,535	264,801	283,658
Depreciation		26,402	42,527	78,721	104,819
Directors' fees		32,500	23,453	94,783	87,169
Investor relations and communications		55,888	54,748	173,217	247,974
Personnel costs		293,644	307,299	887,383	810,398
Professional fees		189,364	107,534	429,296	338,698
Share-based payments	7 (a)	21,010	2,341,617	1,009,479	2,581,032
Transfer agent and regulatory fees		27,072	18,250	117,078	136,039
Travel and promotion		26,303	45,356	31,072	117,307
		910,393	3,254,085	3,606,520	5,243,633

Gain on sale of mineral property	5 (c)	(820,712)	-	(820,712)	-
Exploration partner administration income		(33,185)	(77,073)	(65,437)	(163,059)
Foreign exchange loss		108,710	(192,862)	206,393	40,681
General exploration costs		22,474	159,568	44,831	304,818
Impairments		-	-	-	4,220,632
Write-off of equipment (recovery)		(20,385)	-	(39,954)	38,525
Interest income		(12,288)	(47,012)	(58,143)	(51,605)
		(755,386)	(157,379)	(733,022)	4,389,992

Net loss for the period		(155,007)	(3,096,706)	(2,873,498)	(9,633,625)
Unrealized loss on marketable securities		-	(2,667)	(9,667)	(17,334)
Comprehensive loss for the period		$(155,007)	$(3,099,373)	$(2,883,165)	$(9,650,959)
Loss per share - basic and diluted		$(0.00)	$(0.02)	$(0.02)	$(0.07)
Weighted average number of common shares outstanding		156,427,773	143,535,816	154,921,668	141,775,031

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Operating activities
Net loss for the period	$(155,007)	$(3,096,706)	$(2,873,498)	$(9,633,625)
Items not involving cash:
Depreciation	26,402	42,527	78,721	104,819
Share-based payments	21,010	2,341,617	1,009,479	2,581,032
Shares issued for services	-	22,500	30,000	67,500
Impairments	-	-	-	4,220,632
Unrealized loss on foreign exchange	61,246	-	61,246	-
Write-off of equipment	-	-	-	38,525
Gain on sale of mineral property	(820,712)	-	(820,712)	-
	(867,061)	(690,062)	(2,514,764)	(2,621,117)
Changes in non-cash working capital
Taxes and other receivables	22,994	(328,785)	(19,713)	(605,524)
Prepaid and deposits	(24,372)	(57,271)	11,056	(18,917)
Accounts payable and accrued liabilities	22,425	(64,303)	(141,427)	(30,194)
Due to related parties	(25,837)	11,801	(42,098)	11,620
Cash used in operating activities	(871,851)	(1,128,620)	(2,706,946)	(3,264,132)

Financing activity
Shares issued for cash, net of issue costs	-	4,912,305	2,418,882	13,378,792
Cash provided by financing activity	-	4,912,305	2,418,882	13,378,792

Investing activities
Expenditures on mineral properties	(2,958,058)	(5,046,115)	(10,866,669)	(11,807,855)
Due from Exploration Partners	(112,241)	(450,779)	(255,892)	(523,433)
Purchase of equipment	(9,676)	(156,356)	(9,676)	(255,233)
Reclamation bonds	(11,447)	(107,616)	-	(173,043)
Restricted cash	(1,389)	(3,850)	-	(25,465)
Cash used in investing activities	(3,092,811)	(5,764,716)	(11,132,237)	(12,785,029)
Decrease in cash and cash equivalents during period	(3,964,662)	(1,981,031)	(11,420,301)	(2,670,369)
Cash and cash equivalents, beginning of period	4,691,682	17,522,877	12,147,321	18,212,215
Cash and cash equivalents, end of period	$727,020	$15,541,846	$727,020	$15,541,846
Cash and cash equivlaents comprises
Cash	$727,020	$5,487,789	$727,020	$5,487,789
Term deposits and bankers acceptance	-	10,054,057	-	10,054,057
Supplemental cash flow information	$727,020	$15,541,846	$727,020	$15,541,846
Exploration expenditures included in accounts payable	$1,250,773	$1,453,782	$1,250,773	$1,453,782

(See accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in Canadian Dollars)

	Common Shares		Share-based	Accumulated Other
	Shares	Amount	payment reserve	Comprehensive Loss	Deficit	Total
Balance, December 31, 2010	136,464,161	$95,800,950	$15,643,693	$(17,199)	$(46,863,089)	$64,564,355
Common shares issued during the period:
Shares issued for cash, net of issue costs	3,293,407	5,918,882				5,918,882
Exercise of options	654,500	723,405				723,405
Exercise of warrants	8,982,007	6,736,505				6,736,505
Common shares issued for services	56,401	67,500				67,500
Fair value of options and warrants exercised		501,860	(501,860)			-
Share-based payments			2,581,032			2,581,032
Unrealized loss on available-for-sale marketable securities				(17,334)		(17,334)
Net loss for the period					(9,633,625)	(9,633,625)
Balance, September 30, 2011	149,450,476	$109,749,102	$17,722,865	$(34,533)	$(56,496,714)	$70,940,720

Balance, December 31, 2011	152,353,283	$111,923,521	$17,988,540	$(51,199)	$(58,127,628)	$71,733,234
Common shares issued during the period:
Shares issued for cash, net of issue costs	4,000,000	2,418,882				2,418,882
Cancelled shares	(2,501)					-
Common shares issued for services	98,483	45,000	(15,000)			30,000
Fair value of options and warrants exercised						-
Share-based payments			1,009,479			1,009,479
Unrealized gain on available-for-sale marketable securities				(9,667)		(9,667)
Net loss for the period					(2,873,498)	(2,873,498)
Balance, September 30, 2012	156,449,265	$114,387,403	$18,983,019	$(60,866)	$(61,001,126)	$72,308,430

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2012
(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations

Quaterra Resources Inc., (“Quaterra” or “the Company”), is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange (“QTA”) and the New York Stock Exchange MKT (“QMM”).

The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, obtaining the necessary permits to allow development, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from joint venture partners’ contributions or from the sale of such properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company is looking for alternative financings and believes that it has sufficient resources to continue operations for at least the next twelve months.

2.	Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company‘s audited consolidated financial statements for the year ended December 31, 2011. These condensed consolidated interim financial statements do not include all of the information required for complete annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB") effective as at September 30, 2012 and therefore they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2011 and the notes to the consolidated financial statements.

These consolidated financial statements were approved by the board of directors for issue on November 13, 2012.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The wholly-owned subsidiaries include Quaterra Alaska Inc. – incorporated in the United States, Minera Agua Tierra S.A. de C.V. – incorporated in Mexico, and Quaterra International Limited – incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2012
(Unaudited - Expressed in Canadian Dollars)

2.	Basis of presentation and consolidation, continued

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale which have been stated at their fair values. These condensed consolidated interim financial statements are presented in Canadian dollars, the Company’s functional currency.

The significant accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements ended December 31, 2011.

3.	Marketable securities

The following table presents details of the Company’s shares of Redtail Metals Corp. (formerly Copper Ridge Exploration Inc.) (“Redtail”) and Auramex Resource Corp. (“Auramex”).

		September 30, 2012			December 31, 2011

			Accumulated			Accumulated
	Number		unrealized	Carrying		unrealized	Carrying
	of shares	Cost	gains (losses)	value	Cost	gains (losses)	value
Redtail	66,667	$38,866	$(30,866)	$8,000	$38,866	$(26,199)	$12,667
Auramex	1,000,000	40,000	(30,000)	10,000	40,000	(25,000)	15,000
		$78,866	$(60,866)	$18,000	$78,866	$(51,199)	$27,667

The fair value of these marketable securities has been determined by reference to their closing quoted share price as at the reporting date.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2012
(Unaudited - Expressed in Canadian Dollars)

4.	Equipment

	Computer	Field
	equipment	Equipment	Vehicles	Total
Cost
Balance, December 31, 2010	$97,348	$93,651	$354,228	$545,227
Additions during the year	50,683	81,219	186,885	318,787
Disposals	-	-	(59,498)	(59,498)
Balance, December 31, 2011	148,031	174,870	481,615	804,516
Additions during the period	-	-	9,676	9,676
Balance, September 30, 2012	$148,031	$174,870	$491,291	$814,192
Accumulated depreciation
Balance December 31, 2010	$93,708	$63,679	$169,497	$326,884
Depreciation for the year	19,006	32,174	98,630	149,810
Disposals	-	-	(20,973)	(20,973)
Balance, December 31, 2011	112,714	95,853	247,154	455,721
Depreciation for the period	7,127	17,778	53,816	78,721
Balance, September 30, 2012	$119,841	$113,631	$300,970	$534,442
Carrying value
At December 31, 2011	$35,317	$79,017	$234,461	$348,795
At September 30, 2012	$28,190	$61,239	$190,321	$279,750

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2012
(Unaudited - Expressed in Canadian Dollars)

5.	Mineral properties

The total deferred acquisition and exploration costs of mineral properties for September 30, 2012 were as follows:

	United States					Mexico
	MacArthur	Yerington	Alaska	Uranium	Other	Nieves	Other	Total
Mineral Properties	Copper	Copper		Properties	Properties		Properties
Acquisition
Balance, December 31, 2011	$2,358,534	$2,803,906	$120,357	$4,761,909	$2,384,460	$1,535,959	$1,737,922	$15,703,047
Additions during the period	699,318	333,104	16,135	299,712	552,196	78,343	671,859	2,650,667
Disposal of mineral property 5(c)	-	-	-	-	(949,052)		-	(949,052)
Recovery - Goldcorp	-	-	-	-	-	-	(5,950)	(5,950)
Balance, September 30, 2012	3,057,852	3,137,010	136,492	5,061,621	1,987,604	1,614,302	2,403,831	17,398,712

Exploration
Balance, December 31, 2011	17,144,368	3,623,164	554,119	7,728,123	763,148	3,920,039	9,604,778	43,337,739
Geological	711,115	744,198	161,843	73,797	60,188	131,143	1,067,247	2,949,531
Geophysical	50,017	31,251	4,468	-	88,588	126,323	12,761	313,408
Geochemical	77,890	320,195	27,142	-	7,867	42,305	480,885	956,284
Drilling	6,390	624,681	503,469	-	-	106,948	877,730	2,119,218
Technical Studies	455,526	566,632	1,055	9,314	-	111,134	138,407	1,282,068
Other	163,957	230,229	155,910	14,302	-	9,498	141,028	714,924
Additions during the period	1,464,895	2,517,186	853,887	97,413	156,643	527,351	2,718,058	8,335,433
Disposal of mineral property 5(c)	-	-	-	-	(210,617)	-	-	(210,617)
Recovery - Goldcorp	-	-	-	-	-	-	(35,618)	(35,618)
Balance, September 30, 2012	$18,609,263	$6,140,350	$1,408,006	$7,825,536	$709,174	$4,447,390	$12,287,218	$51,426,937
Total acquisition and exploration Balance, September 30, 2012	$21,667,115	$9,277,360	$1,544,498	$12,887,157	$2,696,778	$6,061,692	$14,691,049	$68,825,649
Total acquisition and exploration Balance, December 31, 2011	$19,502,902	$6,427,070	$674,476	$12,490,032	$3,147,608	$5,455,998	$11,342,700	$59,040,786

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2012
(Unaudited - Expressed in Canadian Dollars)

5.	Mineral properties, continued

The Company is in the business of acquiring, exploring, and developing mineral properties in North America. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market and continuing participation of its exploration partners. Detailed property information can be found in Note 6 of the audited consolidated financial statements for the year ended December 31, 2011.

During the nine months ended September 30, 2012, the Company had the following significant transactions related to its mineral properties:

	a)	MacArthur Copper Project, Nevada

Pursuant to an agreement dated September 13, 2005, and as subsequently amended, with North Exploration LLC (“North Exploration”), the Company renegotiated the final option payment to be made in two installments of US$524,000 each, one on January 15, 2012 (paid), and one on January 15, 2013. The amended agreement called for a 6% interest per annum for the installments.

	b)	Yerington Copper, Nevada

The Company filed a Canadian National Instrument 43-101 compliant technical report on the Yerington mine portion of the Yerington copper project on February 29, 2012. The acquisition of this property was completed on April 27, 2011 after a four-year environmental and legal due diligence review.

	c)	Butte Valley Porphyry Copper, Nevada

On August 2, 2012, the Company entered into a purchase and sale agreement with Freeport-McMoRan Mineral Properties Inc. (FMMP) for Butte Valley project at gross proceeds of US$2 million. $820,712 gain from the sale was recorded in the three months ended September 30, 2012.

On October 2, 2012, the Company received net proceeds of $1,737,692 from FMMP, after mineral claim payments and settlement fees. The Company retains the right, if and when FMMP completes a positive feasibility study, to elect to have either a 30% working interest in the project or a 2% NSR.

	d)	Poker Brown Project, Nevada

On August 24, 2012, the Company entered into an option agreement with Nevada Alaska Mining Co., Inc. to acquire a 100% interest in certain mining claims in Pershing County, Nevada for US$1 million over ten years of which US$20,000 has been paid.

A 2.5% Net Smelter Return (NSR) is required upon commercial production of which 0.5% can be purchased at US$500,000.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2012
(Unaudited - Expressed in Canadian Dollars)

5.	Mineral properties, continued

	e)	Uranium Properties, Arizona, Utah and Wyoming

On January 9, 2012, the Interior Department announced a Public Land Order to withdraw approximately one million acres of federal land in northern Arizona from mineral exploration on new claims for a twenty-year period. Approximately 85% of the Company’s claims lie within these federal jurisdiction lands and 15% lie within Arizona State lands, which are unaffected by the withdrawal.

In April 2012, the Company, together with various co-Plaintiffs has filed a lawsuit in the United States District Court for the State of Arizona naming as Defendants the United States Department of the Interior and the Bureau of Land Management. The results of this legal action are unknown at this time and, if unsuccessful, could lead to an impairment write-down of approximately $10 million.

	f)	Nieves Silver Concessions, Mexico

During the nine months ended September 30, 2012, the Company incurred total $1,215,175 exploration expenditures of which 50% are shared by its exploration partner Blackberry Ventures 1, LLC (“Blackberry”). US$75,000 advanced minimum royalty was paid in January 2012. As of September 30, 2012, $435,046 (December 31, 2011 - $406,837) was due from Blackberry, of which $106,469 was received on October 15, 2012.

	g)	Goldcorp Inc. (“Goldcorp”) – Investment Framework Agreement (“IFA”), Mexico

During the nine months ended September 30, 2012, the Company entered into an Amended and Restated IFA with Goldcorp extending the term of the original IFA until January 29, 2013.

As of September 30, 2012, $61,068 was owed from Goldcorp for the exploration expenditures of the advanced property incurred in the period from April 1 to September 30, 2012.

6.	Share capital

The Company has authorized an unlimited number of common shares without par value.

Under the terms of the Amended and Restated IFA, Goldcorp agreed to fund additional exploration on certain properties through a private placement of 4 million common shares of the Company at a price of $0.62 per share for gross proceeds of $2.48 million. The private placement closed on April 12, 2012.

The original IFA was entered on January 29, 2010 that provided Goldcorp with an option to acquire a certain interest in the Company’s central Mexico projects for US$10 million over two years. The Company issued 3,001,418 shares for US$4 million and 3,293,407 shares for US$6 million in 2010 and 2011 respectively.

Pursuant to a financial and advisory service agreement dated April 15, 2011, the Company issued 98,483 common shares at a weighted average price of $0.46 per share for a total consideration of $45,000. The agreement expired on April 15, 2012.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2012
(Unaudited - Expressed in Canadian Dollars)

7.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement, unless termination is for cause. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting periods of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options for the nine months ended September 30, 2012 and 2011:

	September 30, 2012		September 30, 2011
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	11,460,000	$1.53	10,624,000	$1.60
Granted	3,695,000	$0.47	3,390,000	$1.29
Expired	(1,060,000)	$2.91	(1,924,500)	$1.56
Exercised	-	$-	(654,500)	$1.11
Outstanding, end of period	14,095,000	$1.15	11,435,000	$1.54
Exercisable, end of period	13,511,667	$1.17	11,250,000	$1.54

The Company uses the following weighted average assumptions to fair value the options granted using the Black-Scholes option pricing model:

	September 30, 2012	September 30, 2011
Weighted average share price	$0.49	$1.41
Risk-free interest rate	1.64%	1.53%
Expected share price volatility	89%	93%
Expected option life in years	4.0	3.0
Forfeiture rate	0%	0%
Expected dividend yield	0%	0%

Volatility was determined based on the Company’s historical volatility over the estimated lives of the options.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2012
(Unaudited - Expressed in Canadian Dollars)

7.	Share-based payments, continued

	a)	Stock options, continued

The following table summarizes information about the stock options outstanding as at September 30, 2012 and December 31, 2011:

			Options Outstanding
Exercise price	Fair Value	Expire Date	September 30, 2012	December 31, 2011
$ 3.33	$ 1.98	July 20, 2012	-	775,000
$ 3.45	$ 2.05	March 31, 2013	150,000	150,000
$ 3.30	$ 1.87	June 19, 2013	905,000	905,000
$ 0.98	$ 0.52	November 9, 2014	1,750,000	1,750,000
$ 1.02	$ 0.51	November 9, 2014	2,095,000	2,100,000
$ 2.00	$ 1.22	January 14, 2015	40,000	40,000
$ 1.80	$ 0.85	April 1, 2015	100,000	100,000
$ 1.76	$ 0.97	April 22, 2015	200,000	200,000
$ 1.29	$ 0.75	August 9, 2015	1,605,000	1,685,000
$ 1.55	$ 0.90	October 6, 2015	65,000	65,000
$ 1.51	$ 0.90	November 3, 2015	100,000	100,000
$ 1.60	$ 0.96	March 24, 2016	305,000	355,000
$ 1.25	$ 0.74	August 9, 2016	2,810,000	2,935,000
$ 0.90	$ 0.51	October 24, 2016	300,000	300,000
$ 0.50	$ 0.32	March 27, 2017	100,000	-
$ 0.45	$ 0.28	June 28, 2017	3,170,000	-
$ 0.60	$ 0.12	August 20, 2015	400,000
Total stock options outstanding			14,095,000	11,460,000
Total stock option exercisable			13,511,667	11,158,333

The weighted average remaining contract life for options outstanding and exercisable on September 30, 2012 was 3.17 (December 31, 2011 – 3.25) years and 3.16 (December 31, 2011 – 3.22) years, respectively.

Subsequent to the quarter end, 60,000 options expired unexercised with a weighted average exercise price of $0.49 and 108,333 options vested.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2012
(Unaudited - Expressed in Canadian Dollars)

7.	Share-based payments, continued

	a)	Stock options, continued

The share-based payments expense is incurred as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Consultants	$-	$976,791	$338,800	$1,031,887
Directors and officers	21,010	856,432	453,452	856,432
Employees	-	508,394	217,227	692,713
	$21,010	$2,341,617	$1,009,479	$2,581,032

b)	Share purchase warrants

The following table presents changes in warrants for the nine months ended September 30, 2012 and 2011:

	September 30, 2012		September 30, 2011
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of period	9,009,512	$1.94	20,186,023	$1.16
Issued	-	$-	1,646,703	$2.27
Expired	(1,500,709)	$1.76	(630,000)	$0.75
Exercised	-	$-	(8,982,007)	$0.75
Outstanding, end of period	7,508,803	$1.98	12,220,719	$1.63

The following table presents the warrants outstanding as at September 30, 2012 and December 31, 2011:

Expiry date	Exercise price	September 30, 2012	December 31, 2011
February 4, 2012	$1.76	-	1,500,709
October 27, 2012	$1.90	5,862,100	5,862,100
February 7, 2013	$2.27	1,646,703	1,646,703
		7,508,803	9,009,512

5,862,100 warrants were expired and unexercised on October 27, 2012.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2012
(Unaudited - Expressed in Canadian Dollars)

7.	Share-based payments, continued

	c)	Agent compensation options

The Company issued 703,452 agent compensation options at an exercise price of $1.45 expiring October 27, 2012 in relation to the brokered private placement on October 27, 2010. Each option entitles the agent to acquire one common share of the Company and one-half share purchase warrant exercisable at $1.90 by October 27, 2012. The 703,452 agent options subsequently expired unexercised.

8.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal up to two years’ gross salary amounting to $1,650,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Personnel costs	$231,250	$168,750	$718,750	$518,750
Directors' fees	32,500	23,453	94,783	87,169
Share-based payments	21,010	856,432	453,451	856,432
	$284,760	$1,048,635	$1,266,984	$1,462,351

9.	Related party transactions

The Company’s related parties consist of companies owned by executive officers. The following fees and expenses were incurred in the normal course of operations:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Manex Resources Group (a)	$132,962	$133,043	$393,563	$392,367
Lawrence Page Q.C. Law Corp (b)	2,160	300	2,705	3,330
Atherton Enterprises Ltd. (c)	29,167	43,750	131,250	131,250
	$164,289	$177,093	$527,518	$526,947

a)

Manex Resource Group (“Manex”) is a private company owned by an officer and director that provides general office and administrative services. As of September 30, 2012, $3,367 (December 31, 2011 - $47,884) was still owing in due to related parties.

b)

Lawrence Page, Q.C. Law Corp. is a company owned by an officer and director that provides legal services. As of September 30, 2012, $2,419 (December 31, 2011 - $nil) was owing in due to related parties.

c)	Atherton Enterprises Ltd. is a private company owned by an officer that provides CFO services.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2012
(Unaudited - Expressed in Canadian Dollars)

10.	Commitments

a)

On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $19,250 for a five-year term expiring August 31, 2017. The Company may terminate the agreement by paying Manex the lesser of $462,000 or a total fee owing for the remainder of the term.

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the City of Yerington, Nevada. The initial term of the lease is three years with an option to extend for additional three years.

	c)	As of September 30, 2012, the Company had the following commitments related to its office premises:

Period ending September 30, 2013	$278,194
Period ending September 30, 2014	282,913
Period ending September 30, 2015	231,000
Period ending September 30, 2016	231,000
Period ending September 30, 2017	211,750
$1,234,857

11.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	September 30, 2012				December 31, 2011
	Taxes and				Taxes and
	other	Property	Mineral	Reclamation	other	Property	Mineral	Reclamation
	receivables	equipment	property	bond	receivables	equipment	property	bond
Canada	$-	$-	$-	$-	$-	$-	$-	$-
Mexico	882,037	160,009	20,752,740	-	919,315	194,290	16,798,700	-
U.S.A	-	119,741	48,072,909	168,285	-	154,505	42,242,086	519,092
Total	$882,037	$279,750	$68,825,649	$168,285	$919,315	$348,795	$59,040,786	$519,092